Exhibit 99
                                                                   ----------




                              MEREDITH CORPORATION
                   FISCAL 1999 SECOND QUARTER AND YEAR-TO-DATE
                         EARNINGS PER SHARE AT-A-GLANCE


               (Note:  All figures are adjusted for stock splits)






-- The chart below depicts comparable quarterly and fiscal-year diluted earnings per share (EPS) before special items and discontinued operations:



                  1st Qtr.   2nd Qtr.   3rd Qtr.   4th Qtr.   Fiscal Year
                  --------   --------   --------   --------   -----------

    F1993            .06        .09        .10        .10          .35
    F1994            .08        .13        .16        .13          .50
    F1995            .14        .19        .18        .20          .71
    F1996            .17        .22        .24        .28          .91
    F1997            .22        .31        .33        .36         1.22
    F1998            .27        .40        .37        .42         1.46
    F1999            .32        .47




-- Fiscal 1999 second quarter net earnings increased 18 percent to a record 47 cents per share, compared to 40 cents per share in the prior year.

-- For the first half of fiscal 1999, earnings per share before non-recurring items increased 18 percent to 79 cents, compared to 67 cents in fiscal 1998.

-- Net earnings for the first six months of fiscal 1999 were 82 cents per share, including an after-tax gain of 3 cents per share from the sale of the Better Homes and Gardens Real Estate Service in the fiscal 1999 first quarter.